LANE CO. #5, INC.
2425 Post Road, Suite 205
Southport, CT 06890-1267

February 8, 2010

                                            Via EDGAR
Tia Jenkins
U.S. Securities and Exchange Commission
CF/AD 9
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	Lane Co. #5, Inc.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed December 23, 2009
File No. 000-51674

Dear Ms. Jenkins:

In response to your letter dated January 14, 2010 (the “January 14 Letter”), Lane Co. #5, Inc. (“Lane” or the “Company”), provides the following responses to your comments in connection with your review of Lane's Form 10-K for fiscal year ended September 30, 2009, filed December 23, 2009.  Each response is keyed to the corresponding numbered paragraph in the January 14 Letter.

Financial Statements
Notes to Financial Statements
Note 1, Basis of Presentation and Summary of Significant Accounting Policies
Letter of Intent, page 23

1.
We note that you entered into a letter of intent with Volcano Source and received a non-refundable deposit of $70,000.  Tell us how you accounted for this non-refundable deposit and show us where it is presented in your financial statements.

The non-refundable deposit was paid directly to the Company's sole stockholder, John D. Lane.  Accordingly, it is not required to be presented in the Company's financial statements.  The parties have entered into an amendment to the letter of intent with Volcano Source Acquisition USA, Inc. to extend its term and also to clarify that the deposit is paid to the Company's sole stockholder.

Attached to this letter as Exhibit A is the amendment #3 to the letter of intent, which will be the subject of the Form 8-K that will be immediately following the submission of this correspondence with the Commission.

February 8, 2010

Section 302 Certifications

2.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

o	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

o	Reference to "small business issuer" was made in place of using "the registrant" in paragraph 4(b).

Please confirm to us in future filings, including any amendments to this Form 10-K, that you will revise your certification to address the matters noted above.

The Company hereby confirms that in future filings, including any amendments to this Form 10-K, that it will revise the certification to address the matters noted above.

*           *           *
In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
LANE CO. #5, INC.

/s/ John D. Lane

John D. Lane
Chief Executive Officer

February 8, 2010

LANE CO. #5, INC.
2425 Post Road Suite 205
Southport, CT. 06890-1267

February 2, 2010

Volcano Source Acquisition USA, Inc.
176 Broadway, Suite 11F
New York, New York 10038

Attention:  David S. Kopp, President

Re	Reverse Acquisition of Volcano Source Acquisition USA, Inc., and Wu Da Lian Zhi Volcanic Bio-Technology Co. Ltd.

Gentlemen:

Reference is hereby made to that certain letter of intent between Lane Co. #5, Inc., a Delaware corporation, ("Lane"), and Volcano Source Acquisition USA Inc., a Delaware corporation (the "Company" and collectively with Lane, the "Parties"), dated December 22, 2008 and entered into December 23, 2008 (the "Original Letter of Intent"), the Amendment between the Parties dated April 27, 2009 (the "First Amendment"), the Amendment between the Parties dated August 18, 2009 (the "Second Amendment," and collectively with the Original Letter of Intent and First Amendment, the "Letter of Intent").  The Parties wish to extend the term of the Letter of Intent, as provided herein, to confirm the payments made to Lane's sole stockholder, John D. Lane ("Stockholder"), also a Party hereto, and enter into this third amendment (the "Third Amendment").

All capitalized terms not otherwise set forth herein shall have the meaning given thereto in the Letter of Intent.

In consideration of the premises and of mutual agreements herein contained and One Dollar ($1.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree to amend the Letter of Intent as follows:

1.           Paragraphs 1 and 2 of the Letter of Intent shall be deleted in its entirety and replaced with the following:

"1.           It is the desire of the parties that the Company and Lane enter into a tax free share exchange agreement in a private transaction structured to be exempt from registration under the Securities Act of 1933 and which, for accounting purposes, will be treated as a reverse merger.  The parties would enter into a share exchange or merger agreement whereby the outstanding capital stock of the Company would be exchanged for shares of common stock of Lane in a Reverse Merger. The combined company shall hereinafter be referred to as Newco, which the parties contemplate would be changed to the name of "Volcano Source USA, Inc.," upon the closing.  Prior to the consummation of the Reverse Merger, each party shall have conducted its due diligence on the other party and shall have been satisfied as to the results of such due diligence in its sole discretion.  In addition, the Company or its assigns shall pay to Stockholder a purchase price of Seventy Thousand dollars ($70,000.00) for the purchase of a portion of the shares of Lane to be acquired in the transaction upon the closing of the Reverse Merger.  In addition, the Definitive Agreement will include a provision for the Company to reimburse Lane for its reasonable documented expenses in preparing and filing its Exchange Act reports from April 23, 2009 through June 30, 2010, not to exceed six-thousand and 00/100 dollars ($6,000).

February 8, 2010

2.           Lane will cause to be issued to the Company's shareholders at the Closing, 37,464,286 new shares of Lane in exchange for 100% of the Company's issued and outstanding shares. A portion of these shares of Lane shall be purchased by the Company's shareholders directly from Stockholder, in an amount to be determined at the closing."

2.           Paragraphs 11(b) and (c) of the Letter of Intent shall be deleted in their entirety and replaced with the following

"(b) Stockholder has received an additional non-refundable deposit of twenty thousand and 00/100 dollars ($20,000), which is to be applied toward the seventy thousand and 00/100 dollars ($70,000) purchase price (the "August Deposit").

"(c) Stockholder has received a final non-refundable deposit of thirty thousand and 00/100 dollars ($30,000), to be applied toward the final, seventy thousand and 00/100 dollars ($70,000) purchase price (the "November Deposit," and collectively with the Refundable Deposit and the August Deposit, the "Deposits").

3.           Paragraph 12 of the Letter of Intent shall be deleted in its entirety and replaced with the following:

                      "12. Until the later of (i) June 30, 2010 or (ii) thirty (30) days after the Termination Date:

(a)  Lane will not, nor will it permit its officers or directors or stockholders to, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of Lane, its assets, business or capital stock, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation or otherwise; and

(b)  Lane will immediately notify the Company regarding any contact between Lane, any of its officers, directors or shareholders, or any of their respective representatives, and any other person regarding any such offer or proposal or any related inquiry."

4.           Paragraph 18 of the Letter of Intent shall be deleted in its entirety and replaced with the following:

February 8, 2010

"18. The provisions of this letter will automatically terminate (the "Termination Date") June 30, 2010.  Upon termination, the parties will have no further obligations hereunder, except as stated in the Binding Provisions (Paragraphs 10 to 20), which will survive any such termination."

Except as expressly set forth herein, all of the terms and provisions of the Letter of Intent are and shall remain in full force and effect.  This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original of this letter and all of which, when taken together, will be deemed to constitute one and the same letter.

If you are in agreement with the foregoing, please sign and return one copy of this Amendment, which thereupon will constitute our understanding with respect to its subject matter.

Very truly yours,

LANE CO. #5, INC

By:           /s/ John D. Lane

Name:     John D. Lane

Title:       President & Sole Shareholder

/s/ John D. Lane
John D. Lane, Individually

Agreed to as to the Binding Provisions on February 8, 2010.

VOLCANO SOURCE ACQUISITION USA, INC.

By:          /s/ David S. Kopp

Name:    David S. Kopp

Title:      President